July 3, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Staff comment letter from Ms. Mara Ransom to Boreal Water Collection, Inc. dated May 10, 2013; your file No. 000-54776

Dear Ms. Ransom,

Thank you for your letter of May 10th providing additional comments concerning our Form 10-12G filing.

Regarding Boreal’s Form 10, we have some accounting-related modifications that we are still working with company management on modifying in response to your comments and our auditor’s ongoing dialog with your office in the last few weeks.

With the advent of the 4th of July holiday upon us, we anticipate having our Amended Form 10 and responses to your May 10th comment letter on EDGAR by Wednesday, July 17, 2013.

Please contact me if I can answer any questions or supply additional information. My direct phone number is (323) 397-5380; email - pete@petewilke.com. Thank you.

Respectfully Submitted,

-s-

Pete Wilke, Boreal Water Collection, Inc. Special Legal Counsel